May 5, 2017	News Release 17–17

SILVER STANDARD ANNOUNCES VOTING RESULTS FROM 2017 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that each of the seven nominees listed in the management proxy circular for the 2017 Annual and Special Meeting of Shareholders (the “AGM”) were elected as directors of Silver Standard at the AGM held in Vancouver on Thursday, May 4, 2017. Detailed results of the vote for the election of directors are set out below:

	Votes For	% For	Votes Against	% Against
Number of Directors	78,574,905	98.72%	1,017,743	1.28%

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	56,603,391	99.26%	419,561	0.74%
Paul Benson	56,650,193	99.35%	372,759	0.65%
Brian R. Booth	56,588,285	99.24%	434,667	0.76%
Gustavo A. Herrero	56,612,726	99.28%	410,226	0.72%
Beverlee F. Park	56,355,295	98.83%	667,657	1.17%
Richard D. Paterson	56,382,765	98.88%	640,187	1.12%
Steven P. Reid	56,609,807	99.28%	413,145	0.72%
At the AGM, the shareholders of Silver Standard also approved: (i) the appointment of the auditor and authorized the directors to set the auditor’s remuneration; (ii) a non-binding advisory resolution accepting Silver Standard’s approach to executive compensation; (iii) a resolution approving Silver Standard’s 2017 share compensation plan; and (iv) a special resolution to change the name of Silver Standard (the “Name Change Resolution”). The voting results on each resolution are set out below:

	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	78,797,651	99.00%	794,999	1.00%

	Votes For	% For	Votes Against	% Against
Advisory Vote on Executive Compensation	55,778,107	97.82%	1,244,844	2.18%
Approval of 2017 Share Compensation Plan	54,920,827	96.31%	2,102,124	3.69%
Name Change Resolution	77,015,636	96.76%	2,577,012	3.24%

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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